EXHIBIT 99.3

(English Translation)

Supplemental Agreement to the Equity Transfer Agreement

Party A (Transferor): Shanghai Jiamu Investment Management Co., Ltd.

Unified Social Credit Code: [***]

Party B (Transferee): Lishui Damushan Tea Co., Ltd.

Unified Social Credit Code: [***]

WHEREAS, Party A and Party B entered into the 'Equity Transfer Agreement' (hereinafter referred to as the 'Original Agreement') on May 6, 2025, under which Party A agreed to transfer 100% of its equity in Hangzhou Jiyi Investment Management Co., Ltd. and Hangzhou Wangbo Investment Management Co., Ltd. to Party B; and

WHEREAS, the parties, through friendly negotiations, have now agreed, on the basis of equality and voluntariness, to adjust the purchase price and related matters, and hereby enter into this Supplemental Agreement as follows:

I. Original Agreement

The parties confirm that the total purchase price in the Original Agreement was RMB 81,600,000 (in words: RMB Eighty-One Million Six Hundred Thousand Yuan), of which RMB 81,000,000 was the agreed value for the intangible assets represented by the automobile production license (the “Production License”). This price was based on the effective use of the Production License. However, Party A is currently unable to guarantee that the Production License can be properly transferred to Party B.

II. Adjustment of The Purchase Price and Payment

2.1 After full negotiation, the parties confirm that the adjusted purchase price is RMB 600,000 (in words: RMB Six Hundred Thousand Yuan).

2.2 The ownership of the Production License shall remain with Party A. If the Production License can be continuously and effectively used by Party B, Party B shall pay an additional consideration for the value of the Production License and shall enter into a new agreement to formalize the terms.

2.3 Party B agrees that the RMB 600,000 (in words: RMB Six Hundred Thousand Yuan) paid to Party A in May 2025 shall constitute the entire and final consideration for this transaction.

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III. Other Matters

3.1 After the signing of this Supplemental Agreement, except for the changes specified in this Supplemental Agreement, the other terms of the Original Agreement shall remain valid and shall have the same legal effect as this Supplemental Agreement.

3.2 In the event of any inconsistency between this Supplemental Agreement and the Original Agreement, this Supplemental Agreement shall prevail.

3.3 The Supplemental Agreement shall come into effect on the date when both parties sign or seal it.

3.4 The Supplemental Agreement is made in six original copies, with Party A, Party B, and the Target Companies each holding two copies, all of which have the same legal effect.

[No further text. Signature page follows.]

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(This page is the signing page of the Supplemental Agreement to the Equity Transfer Agreement)

Party A (Seal): Shanghai Jiamu Investment Management Co., Ltd.

Party A's representative (signature or seal):

Date of Signing: June 30, 2025

Party B (Seal): Lishui Damushan Tea Co., Ltd.

Party B's representative (signature or seal):

Date of Signing: June 30, 2025

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